manatt manatt | phelps | phillips

August 19, 2015	46347-031

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	hopTo Inc. Preliminary Information Statement on Schedule 14A Filed August 11, 2015 File No. 000-21683

Ladies and Gentlemen:

On behalf of hopTo Inc., a Delaware corporation (the "Company"), we are providing in this letter the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Eldad Eilam of the Company, dated August 18, 2015 (the "Commission’s Letter"). For convenience of reference, the Staff's comments contained in the Commission's Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Proposal 2, Reverse Stock Split, Page 20

1.              It appears that you have presented multiple matters to be voted upon under a single proposal. Proposal 2 combines two separate matters: (i) the reverse stock split by a ratio of one-for-fifteen and (ii) the reduction in the authorized number of shares of common stock based on on-half of the reverse stock split ratio. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as separate proposals.

As discussed with the Staff, the Company has revised the proxy statement and is not proposing any change to the authorized number of shares of common stock therein. As requested, the Company has disclosed that effectively, this will result in more authorized common stock. The Company has also revised the proxy card to indicate that the reverse stock split will not result in any change to the authorized number of shares of common stock.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924   Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

2.              Please revise to state the reasons for the proposed reduction in authorized shares of common stock. Refer to Item 11 of Schedule 14A.

As noted in response to comment number 1, no change in the authorized number of shares of common stock is being proposed at this time.

*               *               *

Additionally, per your request, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 310.312.4126.

Very truly yours,

/s/ Ben D. Orlanski

Ben D. Orlanski

cc:	Eldad Eilam
Jean-Louis Casabonne
Katherine Blair, Esq.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	hopTo Inc. Preliminary Information Statement on Schedule 14A Filed August 11, 2015 File No. 000-21683

Ladies and Gentlemen:

As requested in the August 18, 2015 letter of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Eldad Eilam, Chief Executive Officer of hopTo Inc. (the "Company"), commenting on our preliminary proxy statement , the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact the undersigned at 310.312.4126.

Very truly yours,

/s/ Jean-Louis Casabonne

Jean-Louis Casabonne
Chief Financial Officer